SEC Mail P
MAR 07 2022
Washington, DC

22004313

Washington, D.C. ... ON

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SEC FILE NUMBER
8-53747

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Empiric Distributors, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 N Capital of Texas Hwy Buidling 8, Suite 150
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Allen Coffelt	512-328-9321	markcoffelt@empiricadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	Texas	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mark Allen Coffelt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Empiric Distributors, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BROOKE M. FRIESEN
Notary Public, State of Texas
Comm. Expires 02-26-2022
Notary ID 129728036

Signature: [signature]

Title: President

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EMPIRIC DISTRIBUTORS, INC.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2021

TABLE OF CONTENTS

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Empiric Distributors, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Empiric Distributors, Inc as of December 31, 2021, the related statements of income, changes in shareholder's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Empiric Distributors, Inc as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Empiric Distributors, Inc's management. Our responsibility is to express an opinion on Empiric Distributors, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Empiric Distributors, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Empiric Distributors, Inc's financial statements. The supplemental information is the responsibility of Empiric Distributors, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Empiric Distributors, Inc's auditor since 2019.

Sugar Land, Texas

February 23, 2022

Empiric Distributors, Inc.

Statement of Financial Condition

December 31, 2021

ASSETS	
Cash	$159,417
Accounts Receivable	4,135
Other Current Assets	1,210
Total Assets	$164,762
LIABILITIES	
Accounts Payable	$2,500
Taxes Due to Affiliates	23,416
Total Liabilities	$25,916
MEMBERS' EQUITY	
Common Stock	$10,000
Additional Paid-in Capital	69,529
Retained Earnings	59,317
Total Equity	$138,846
Total Liabilities and Members' Equity	$164,762

See accompanying notes to financial statements

Empiric Distributors, Inc.

Statement of Income

For the Year Ended December 31, 2021

Revenues	
12b-1 Fees	$53,023
Gain or Loss from Investment	(2,581)
Interest	29
Total Revenues	50,471
Expenses	
Audit	$5,000
Insurance	605
FINRA Fees	1,950
Misc.	235
Total Expenses	7,790
Income Before Tax Provision	42,681
Income Tax Provision	9,976
Net Income	$32,705

See accompanying notes to financial statements

Empiric Distributors, Inc.

Statement of Changes in Members' Equity

For the Year Ended December 31, 2021

		Total
Balance, December 31, 2021		$106,140
Net Income		32,705
Member Distributions		0
Adjusted		1
Balance, December 31, 2021		$138,846

See accompanying notes to financial statements

Empiric Distributors, Inc.

Statement of Cash Flows

January through December 2021

Cash Flows from Operating Activities	
Net Income	$32,705
Changes in operating assets and liabilities	
Accounts Receivable	6,077
Adjustment to Investments	542
Pre-paid Expense	-1,210
Net Cash provided (used) by operating activities	38,114
Cash Flows from Financing Activities	
Operating Income Tax Liability	9,976
Net Cash provided by Financing Activities	9,976
Net Cash Increase for the Period	
Cash at beginning of period	111,327
Cash at end of period	$159,417

See accompanying notes to financial statements

EMPIRIC DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2021

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

Empiric Distributors, Inc. (the "***Company***"), a fully disclosed introducing broker-dealer located in Austin, Texas, is registered with the Securities and Exchange Commission ("***SEC***"), the State Securities Commission of Texas and the Financial Industry Regulatory Authority ("***FINRA***"). The Company is engaged primarily in institutional and retail securities brokerage services. The Company began operations August 30, 2002. The Company, formerly Texas Capital, Inc., changed its name in January 2007.

INCOME TAXES

The Company files its taxes with its parent company, Empiric Advisors, Inc.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state, and local income tax returns for open years (2017-2019) or expected to be taken on the Company's 2021 tax return.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INVESTMENTS

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability

occurs in the principle market for the asset or liability or, in the absence of a principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 -- are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

Assets	**Level 1**
UFCU Savings Account	78,626

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements. Based upon the evaluation, management has determined that no subsequent events have occurred which would require disclosure in the financial statements.

OTHER

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(2) INVESTMENTS

At December 31, 2021 investments consisted of the following:

	Cost	Fair Value
United Federal Credit Union Savings	$78,626	$78,626

In 2021, realized gains or loss and change in unrealized gains on investments were ($2581) and $0, respectively.

(3) REGULATORY REQUIREMENT

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) as covered in Rule 15c3-3(k)(2)(i) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, or at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness, as defined of not more than 15 to 1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2021, the Company had

net capital of $138,846 which exceeded its net capital requirement of $5,000 by $133,846. The Company's ratio was 0.1886 to 1 of aggregate indebtedness to net capital.

(4) Revenue

The company recognized commission from trading on the trade day. In 2021, there is no trading activities. Other commission recognized when the performance obligation met.

(5) INCOME TAXES

The current and deferred portions of the federal income tax expense (benefit) included in the Statement of Income as determined in accordance with FASB ASC 740 are 9,975 and $0, respectively.

(6) CONCENTRATION OF RISK

The Company maintains bank accounts which may exceed federally insured limits. Historically, they have not experienced any credit-related losses.

(7) OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company introduces customers' securities transactions on a fully-disclosed basis to its clearing broker/dealer. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

(8) RELATED PARTIES/CONCENTRATION OF REVENUE RISK

One of the Company's directors is an officer of the Advisor to Empiric 2500 Fund from which the Company receives the majority of its revenue.

(9) COMMITMENTS

As of July 31, 2016 Empiric Distributors, Inc. no longer pays the rental obligations under an operating lease. The parent company Empiric Advisors, Inc. has taken over the obligations of the rental expense.

Empiric Distributors, Inc.

Computation of Schedule I – Net Capital Requirements Pursuant

To Rule 15c3-1

December 31, 2021

Computation of Net Capital	
Total ownership from Statement of Financial Condition	$138,846
Haircuts on Securities:	
Exempted securities	(0)
Net Capital	$138,846
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6.67% of net aggregate indebtedness	$1,729
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$133,846
Computation of Aggregate Indebtedness	
Total liabilities	$25,916
Percentage of Aggregate Indebtedness to Net Capital	18.86%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form x-17A-5 report dated December 31, 2021.

See accompanying notes to financial statements

Empiric Distributors, Inc

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2021

Information Relating to the Possession or Control Requirements is not applicable to Empiric Distributors, Inc as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Empiric Distributors, Inc

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31, 2021

A computation of reserve requirement is not applicable to Empiric Distributors, Inc as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Empiric Distributors, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Empiric Distributors, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Empiric Distributors, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), and, for transactions direct with mutual funds companies, the company claimed an exemption because it doesn't hold customer funds or securities (exemption provisions) and (2) Empiric Distributors, Inc stated that Empiric Distributors, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Empiric Distributors, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Empiric Distributors, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

February 23, 2022

Empiric Distributors, Inc.

Exemption Report

Empiric Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17A-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.17c-3 (k)(2)(ii) since the company has business cleared through another brokerage firm, and for transactions direct with mutual funds companies, the company claimed an exemption because it doesn't hold customer funds or securities.

(2) The Company met the Identified exemption provisions in 17 C.F.R. §240.17c-3-3(K) throughout the most recent fiscal year without exception.

Empiric Distributors, Inc.

I, Mark A Coffelt, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

Mark A Coffelt 02/09/22

President